

December 8, 2014

Via E-mail
Susan M. Cameron
Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

> **Re:** **Reynolds American Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 24, 2014**
> **File No. 333-199443**
> **Lorillard, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2014**
> **File No. 001-34097**

Dear Ms. Cameron:

We have reviewed your responses to the comments in our letter dated November 13, 2014 and have the following additional comments.

Form S-4

RAI Proposal I: Approval of the Lorillard Share Issuance, page 89

Background of the Merger, page 90

1. We note your response to our prior comment 8 and your revised disclosure. Please clarify whether specific "other international tobacco companies" were considered and contacted by the RAI board of directors.

Opinion of RAI's Financial Advisor, page 123

Valuation Analyses With Respect to Lorillard, page 126

Discounted Cash Flow Analyses, page 126

2. Please revise to disclose the after-tax cash flow forecasts for Lorillard that were used in the discounted cash flow analyses or advise. Please provide similar disclosure with respect to the discounted cash flow analysis prepared by Lorillard's financial advisors on page 144.

RAI Unaudited Prospective Financial Information, page 144

3. We note your response to our prior comment 19. Please expand the disclosure to describe the assumptions used in the financial forecasts.

RAI Unaudited Pro Forma Condensed Combined Financial Statements, page 215

Note 4 – The Divestiture, page 227

4. We have reviewed your disclosures in response to our prior comment 36. Please expand the disclosure in Note 4(m) to provide the computation of the estimated book gain amount on the divestiture.

Revised Preliminary Proxy Statement on Schedule 14A

General

5. To the extent that our comments on the Form S-4 are applicable to the preliminary proxy statement, please make conforming changes.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Randi C. Lesnick, Esq.
        Eric M. Swedenburg, Esq.